Exhibit 99.1

HUAHUI EDUCATION GROUP LIMITED

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

U.S. DOLLARS IN THOUSANDS

UNAUDITED

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HUAHUI EDUCATION GROUP LIMITED

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars, except share data or otherwise stated)

	June 30, 2022	December 31, 2021
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	120,356	184,596
Accounts receivable	387,626	357,233
Other receivables	367,030	319,616
Prepaid expenses and other current assets	2,065	2,216
Total current assets	877,077	863,661

Non-current assets:
Leasehold improvements and equipment, net	17,820	30,397
Operating lease right-of-use assets	653,603	453,708
Total non-current assets	671,423	484,105
Total assets	1,548,500	1,347,766

LIABILITIES AND EQUITY
Current liabilities:
Deferred revenue	178,976	119,028
Accounts payable, other payables and accruals	318,997	228,642
Current operating lease liabilities	204,017	162,178
Income tax payable	-	314
Amount due to related parties	851,769	674,537
Total current liabilities	1,553,759	1,184,699

Non-current liabilities:
Non-current operating lease liabilities	449,586	291,530
Total non-current liabilities	449,586	291,530
Total liabilities	2,003,345	1,476,229

Shareholders’ equity (deficit)
Share capital ($0.0001 par value, 302,734,900 shares issued and outstanding for the six months ended June 30, 2022 and the year ended December 31, 2021)	30,273	30,273
Additional paid-in capital	(1,140)	(1,140)
Foreign currency translation reserve	22,232	33,455
Retained earnings (loss)	(505,600)	(191,051)
Non-controlling interest	(610)	-
Total shareholders’ equity (deficit)	(454,845)	(128,463)
Total liabilities and equity	1,548,500	1,347,766

The accompanying notes are an integral part of the financial statements.

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HUAHUI EDUCATION GROUP LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) (Unaudited)

(In U.S. Dollars, except share data or otherwise stated)

	For the six months ended
	June 30, 2022	June 30, 2021

Revenue	412,653	726,422
Cost of revenue	(129,472)	(222,206)
Gross profit	283,181	504,216

Selling and marketing expenses	(3,886)	(3,580)
General and administrative expenses	(585,683)	(648,667)
Loss on disposal of a subsidiary	-	(42,346)
Operating loss	(306,388)	(190,377)

Other income(expenses), net	(7,401)	2,447
Loss before income taxes	(313,789)	(187,930)

Income tax (expenses) benefit	(1,370)	(3,229)
Net loss	(315,159)	(191,159)

Foreign currency translation differences	(11,223)	3,753
Total comprehensive loss for the period	(326,382)	(187,406)

Owners of the Company	(314,549)	(191,159)
Non-controlling interest	(610)	-

Basic and diluted loss per ordinary share	(0.00)	(0.00)

Weighted average number of shares outstanding-Basic and diluted	302,734,900	302,734,900

The accompanying notes are an integral part of the financial statements.

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HUAHUI EDUCATION GROUP LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (Unaudited)

(In U.S. Dollars)

	Share Capital	Capital Reserve	Foreign Currency Translation Reserve	Retained Earnings (Loss)	Non- controlling interest	Total Equity (Deficit)

Balance at January 1, 2021	30,273	(1,140)	23,751	(77,555)	-	(24,671)
Income for the year		-		(191,159)	-	(191,159)
Foreign currency translation gain			3,753		-	3,753
Balance at June 30, 2021	30,273	(1,140)	27,504	(268,714)	-	(212,077)

Balance at January 1, 2022 (audited)	30,273	(1,140)	33,455	(191,051)	-	(128,463)
Income (loss)for the period		-		(314,549)	(610)	(315,159)
Foreign currency translation gain (loss)			(11,223)			(11,223)
Balance at June 30, 2022	30,273	(1,140)	22,232	(505,600)	(610)	(454,845)

The accompanying notes are an integral part of the financial statements.

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HUAHUI EDUCATION GROUP LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In U.S. Dollars)

	For the six months ended
	June 30, 2022	June 30, 2021

Cash flows from operating activities:
Net loss	(315,159)	(191,159)
Adjustments for:
Depreciation expense	11,334	26,014
Loss on disposal of a subsidiary	-	42,346
Deferred taxes	-	-
Changes in:
Accounts receivable	(50,167)	13,951
Other receivables	(65,692)	410
Prepaid expenses and other current assets	38	42,639
Other payables and accruals	104,758	(46,479)
Deferred revenue	67,980	46,147
Net cash (used in) operating activities	(246,908)	(66,131)
Cash flows from investing activities:
Additions to leasehold improvements and equipment	-	(56,616)
Proceeds from disposal of a subsidiary	-	307
Net cash used in investing activities	-	(56,309)
Cash flows from financing activities:
Proceeds from advances from related parties	185,119	111,059
Repayment of advances to related parties	5,111	-
Net cash provided by financing activities	190,230	111,059
Effect of exchange rate changes on cash and cash equivalents	(7,560)	3,174
Net (decrease) in cash and cash equivalents	(64,238)	(8,207)
Cash and cash equivalents at the beginning of period	184,596	298,106
Cash and cash equivalents at the end of period	120,356	289,899
Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	651,279	608,147

The accompanying notes are an integral part of the financial statements.

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HUAHUI EDUCATION GROUP LIMITED

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	DESCRIPTION OF BUSINESS

HUAHUI EDUCATION GROUP LIMITED, formerly DUONAS CORP. (“HHEG Nevada” or “the Nevada Company”) was incorporated in the State of Nevada on September 19, 2014 to start business operations concerned with production of stylish decorative items made from concrete, such as: different sculptures, candleholders, lamps, tabletops, bookcases, vases of different shapes and forms, decorations for the garden; and subsequent sales thereof.

A change of control took place on November 2, 2017 upon the sale of 2,000,000 shares of Nevada Company common stock by Vladyslav Beinars to Zhongpeng Chen, Shuiyu Zhong, Xihan Huang, Meihua Zhuang, Peina Huang, Yanru He, Yin Ao, Zhanpeng Fang, Liming Huang, Chuhong Huang, Xiaodong Du, Qiaohong Xie, Lizhen Huang, Liyu Zhang, Chuhua Chen, Meina Xie, Meiyun Wang, Ning Xie, Lirong Zhang, Chan Li, Qiongju Ou, Xijuan Huang, Yihao Chen, Huilin Chen, Yulan Chen, Yixiong Chen, Qixia Yao, Baoquan Huang, Wei Xiong, Changli Huang and Wu Lin. In connection with the transaction, Vladyslav Beinars released the Nevada Company from all debts owed.

Through October 22, 2017, the Nevada Company’s primary business activity was the production of decorative items made from concrete. Subsequently, the Nevada Company’s operations were restructured by the new investor group. As such, at December 31, 2018, the Nevada Company accounted for the related assets, liabilities and results of operations up to October 22, 2017 as a discontinued operation.

On February 22, 2019, the Nevada Company completed the process of redomiciling to the Cayman Islands. The Board of Directors established a wholly owned subsidiary in the Cayman Islands named HUAHUI EDUCATION GROUP LIMITED (“HHEG Cayman” or the “Company”), and merged the Nevada Company into HHEG Cayman, with HHEG Cayman as the surviving company. There was no change in the number of outstanding shares of Common Stock of the Nevada Company and each share of such Common Stock was converted into one ordinary share of HHEG Cayman.

On July 2, 2019, the Company’s Board of Directors unanimously approved changing the Company’s accounting fiscal year end from June 30 to December 31.

On July 3, 2019, HHEG Cayman closed on a share exchange (the “Share Exchange”) with HUAHUI GROUP STOCK LTD (“HGSL”), a Seychelles company limited by shares, and HUAHUI GROUP (HK) CO., LTD (“HGHK”), a company with limited liability formed under the laws of Hong Kong and a wholly owned subsidiary of HGSL. As a result, HGHK is now a wholly owned subsidiary of the Company. Under the Share Exchange Agreement , the Company issued a total of 300,000,000 of its ordinary shares to the HGSL Shareholders in exchange for 100% of the Common Stock of HGSL. After the closing, the HGSL Shareholders owned approximately 99.1% of the Company’s outstanding shares and the former shareholders of the Company owned approximately 0.9%. Mr. Zihua Wu, the former sole officer and director of the Company, resigned from all positions with the Company immediately before the closing of the Share Exchange and Mr. Junze Zhang was appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary, as well as a director and Mr. Zhongpeng Chen was appointed a director of the Company. As a result of the Share Exchange, HGSL became a wholly owned subsidiary of the Company and ZHONGDEHUI (SZ) DEVELOPMENT CO., LTD (“ZDSE”), HGSL’s indirect, wholly-owned subsidiary, became the Company’s sole operational business. Consequently, the Company believes that the Share Exchange caused the Company to cease to be a shell company.

ZDSE was incorporated as a limited company in the Peoples’ Republic of China (the “PRC”) on January 19, 2016. ZDSE is a professional management coaching organization engaged in researching, developing and applying methods for helping individuals to improve their personal and professional leadership skills and effectiveness. ZDSE’s clients include executive managers from large scale, small and medium-sized enterprises, as well as professionals and employees in various fields.

Zhongdehui (Shenyang) Education Consulting Co., Limited (“SYZDH”) was established on December 29, 2020 and Zhongdehui (Guangzhou) Education Consulting Co., Limited (“GZZDH”) was established on December 28, 2020. SYZDH has taken over the business of ZDSE’s Shenyang branch and GZZDH has taken over the business of ZDSE’s Guangzhou branch. On February 26, 2021, ZDSE’s Shenzhen Branch established a wholly-owned subsidiary, Shenzhen Zhengxinhui Education Technology Co., Limited, which was sold to an unrelated third party on June 28, 2021. Zhongdehui (JiNan) Education Consulting Co., Limited (“JNZDH”) was established as of April 14, 2022, engaged in researching, developing and applying methods for helping individuals to improve their personal and professional leadership skills and effectiveness. ZDSE’s clients include executive managers from large scale, small and medium-sized enterprises, as well as professionals and employees in various fields.

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Shenzhen Huahui Media Technology Co., Ltd. (“HHMT”) was established in August 25,2020. HHMT’s business includes cultural exchange event planning; conference planning; corporate image planning; marketing planning; exhibition planning; stage lighting, audio equipment, display equipment, and technology development and sales, leasing, and door-to-door integration of multimedia teaching systems installation, and on-site maintenance. HHMT has one wholly-owned subsidiary, Shenzhen Jiarui Media Co., Limited (“SJMC”), which was formed on June 4, 2021 under the laws of the PRC. SJMC’s principal business is essentially the same as that of HHMT, including cultural exchange event planning; conference planning; corporate image planning; marketing planning; exhibition planning; stage lighting, audio equipment, display equipment, and technology development and sales, leasing, and door-to-door integration of multimedia teaching systems installation, and on-site maintenance. In addition, Huahui (Shenzhen) Education Management Co., Limited (“HEMC”), which was established on March 28, 2017 and previously conducted only minor operations providing administrative services for the Company, commenced providing consulting services on November 1, 2020.

Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”) was incorporated in the PRC on July 8, 2020 as a wholly owned subsidiary of HSEC. JEMT started operation in June 2022, holding training courses for individuals and enterprises to improve their professional and management skills

Shandong Yuli Big Data Technology Co., Limited (“SDYL”) was incorporated in the PRC on December 14, 2021, and is an 80% owned subsidiary of HSEC. Twenty percent of SDYL’s shares are owned by SYDL’s Legal Representative, Xinwen Yang. SDYL’s business model of “HR Technology + Platform + Service” utilizes human resources (“HR”) technology to build a HR platform that will provide payroll, personnel recruitment, labor dispatch, flexible employment, fiscal and tax planning and legal HR consultation through a mobile app and SDYL’s website. SDYL started operation in May 2022.

As of June 30, 2022, the Company’s subsidiaries are as follows:

Entity	Date of incorporation	Date of acquisition	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Huahui Group Stock Limited (“HGSL”)	May 17, 2017	N/A	Seychelles	100%	Holding company
Huahui Group Co., Limited (“HGCL”)	May 29, 2017	N/A	Seychelles	100%	Holding company
Huahui Group (HK) Co., Limited (“HGHK”)	January 4, 2017	April 20, 2018	Hong Kong	100%	Holding company
Huahui (Shenzhen) Education Management Co., Limited (“HEMC”)	March 28, 2017	April 20, 2018	PRC	100%	Holding company
Shenzhen Huahui Shangxing Education Consulting Co., Limited (“HSEC”)	January 5, 2018	May 4, 2018	PRC	100%	Holding company
Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”)	January19, 2016	June 27, 2018	PRC	100%	Holding company
Huahui Technology (HK) Co., Limited (“HTHK”)	March 25, 2020	N/A	Hong Kong	100%	Holding company
Huahui (Shenzhen) Education Technology Co., Ltd (“HETC”)	July 8, 2020	N/A	PRC	100%	Holding company
Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”)	July 8, 2020	N/A	PRC	100%	Holding company
Shenzhen Huahui Media Technology Co., Ltd.(“HHMT”)	August 25, 2020	N/A	PRC	100%	Event planning and production; business planning
Zhongdehui (Guangzhou) Education Consulting Co., Limited (“GZZDH”)	December 28, 2020	N/A	PRC	100%	Educational services
Zhongdehui (Shenyang) Education Consulting Co., Limited (“SYZDH”)	December 29, 2020	N/A	PRC	100%	Educational services
Shenzhen Jiarui Media Co., Limited(SJMC)	June 4, 2021	N/A	PRC	100%	Conference and exhibition planning
Shangdong Yuli Big Data Technology Co., Limited (SDYL)	December 14, 2021	N/A	PRC	80%	Investment holding
Zhongdehui (JiNan) Education Consulting Co., Limited (“JNZDH”)	April 14, 2022	N/A	PRC	100%	Educational services

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying financial statements include the balances and results of operations of the Company and have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

(b)	Going Concern

The Company incurred a net loss of $315,159 for the six months ended June 30, 2022. As of June 30, 2022, the Company had net current liabilities of $676,682 and a shareholders’ deficit of $454,845. Net cash used in operating activities was $246,908 for the six months ended June 30, 2022.

The ability to continue as a going concern is dependent upon the Company generating profits in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. There can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, if at all. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company expects to finance operations primarily through cash flows from revenues and capital contributions from its CEO. During the first six months of 2022, the CEO has provided $180,151 in financial support for the operations of the Company. In the event that the Company requires additional funding to finance the growth of the Company’s current and expected future operations as well as to achieve our strategic objectives, the CEO has indicated the intent and ability to provide additional equity financing.

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(c)	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are all entities over which the Company has control. Control exists when the Company has the power over the entity, exposure or rights to variable returns from involvement in the entity, and the ability to use power over the entity to affect returns through its power over the entity. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(d)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the valuation allowance for deferred tax assets, economic lives and impairment of leasehold improvements and equipment, allowance for doubtful accounts, etc. Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

(e)	Business combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

(f)	Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. All cash and cash equivalents relate to cash on hand and cash at bank at June 30, 2022 and 2021.

The Renminbi is not freely convertible into foreign currencies. Under the PRC Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Company is permitted to exchange Renminbi for foreign currencies through banks that are authorized to conduct foreign exchange business.

(g)	Leasehold Improvement and Equipment

An item of leasehold improvement and equipment is stated at cost less any accumulated depreciation and any accumulated allowance for decrease in value (if any).

The cost of leasehold improvements and equipment consists of its purchase price, import duties and non-refundable purchase taxes (after deducting trade discounts and rebates) and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These can include the initial estimate of costs of dismantling and removing the item, and restoring the site on which it is located, the obligation for which an entity incurs either when the item is acquired or as a consequence of having used the item during a particular period.

The cost of replacing part of a leasehold improvement and equipment is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the Company and the carrying amount of those replaced parts is derecognized. Repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Depreciation is calculated on the straight-line basis to write off the cost of each asset to its residual value over the estimated useful life as follows:

Leasehold improvement	Shorter of the lease term or estimated useful life
Furniture and education equipment	5 years
Computer equipment and software	3-5 years

The assets’ residual value, useful lives and depreciation method are regularly reviewed.

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(h)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Whenever there is an indication showing a permanent decrease in the amount of leasehold improvement and equipment, such as an evidence of obsolescence or physical damage of an asset or significant changes in the manner in which an asset is used or is expected to be used, the Company shall recognize loss on decrease in value of leasehold improvement and equipment in the statement of income where the carrying amount of the asset is higher than the recoverable amount. The Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company did not record any impairment losses on long-lived assets during the six months ended June 30, 2022 and 2021.

(i)	Value added tax (“VAT”)

Since May 1, 2016, all taxpayers, including ZDSE, are subject to value-added tax (“VAT”) instead of business tax. VAT small-scale taxpayers are subject to a VAT rate of 3%, with the exception of VAT small-scale taxpayers with monthly sales of less than RMB 100,000, which are exempt from VAT according to notice No. 13 (2019), effective as of January 1, 2019.

To support the novel coronavirus pneumonia prevention and control and accelerate the resumption of work, the VAT rate for small-scale taxpayers having monthly sales of in excess of RMB 100,000 was reduced from 3% to 1%, while VAT small-scale taxpayers with monthly sales of less than RMB 100,000 continue to be exempt from VAT. In order to further support the development of small and micro enterprises, the Ministry of Finance and the State Administration of Taxation announced on March 31, 2021 that any small-scale VAT taxpayer with monthly sales of less than RMB150,000 will be exempted from VAT from April 1, 2021 to December 31, 2022. Further, in accordance with The Announcement of Ministry of Finance and State Taxation Administration on Exemption of VAT for VAT Small-scale Taxpayer (No. 15, 2022), effective from April 1, 2022 to December 31 2022, VAT small-scale taxpayers, regardless of monthly sales, are exempt from VAT but are subject to a 3% tax rate for assessable income.

Currently, of all the operating subsidiaries of the Company, with the exception of SDYL, which is a general taxpayer and subject to a VAT rate of 6%, are small-scale taxpayers and subject to a VAT rate of 3% but are exempt from VAT payments.

(j)	Income Recognition

Recognition of Revenue

Revenue is reported net of business taxes and VAT. The Company’s educational services consist of training programs and courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected.

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Revenue is generated through delivery of services. Revenue is recognized when a customer receives services and is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those services. The Company applies the following five-step model in order to determine this amount:

●	identification of the services in the contract;
●	determination of whether the services are performance obligations, including whether they are distinct in the context of the contract;
●	measurement of the transaction price, including the constraint on variable consideration;
●	allocation of the transaction price to the performance obligations; and
●	recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers as services are performed over the remaining contractual terms.

For all reporting periods, the Company has not disclosed the value of unsatisfied performance obligations for all service revenue contracts with an original expected length of one year or less, which is an optional exemption that is permitted under the adopted rules.

Other Income and other expenses

Other income and other expenses are recognized on an accrual basis in accordance with the substance of the relevant agreements.

(k)	Operating leases

The Company determines if an arrangement contains a lease at inception. The Company elected the practical expedient, for all asset classes, to account for each lease component of a contract and its associated non-lease components as a single lease component, rather than allocating a standalone value to each component of a lease. For purposes of calculating operating lease obligations under the standard, the Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company’s leases do not contain material residual value guarantees or material restrictive covenants. Operating lease expense is recognized on a straight-line basis over the lease terms. The discount rate used to measure a lease obligation is usually the rate implicit in the lease; however, the Company’s operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments.

(l)	Earnings Per Share

The Company reports earnings per share in accordance with ASC 260 “Earnings Per Share,” which requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the reporting period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Further, if the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of a basic and diluted earnings per share shall be adjusted retrospectively for all periods presented to reflect that change in capital structure.

The Company’s basic earnings per share is computed by dividing the net income available to holders by the weighted average number of the Company’s ordinary shares outstanding. Diluted earnings per share reflects the amount of net income available to each ordinary share outstanding during the period plus the number of additional shares that would have been outstanding if potentially dilutive securities had been issued. The Company had no potentially dilutive ordinary shares as of June 30, 2021 and 2022.

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(m)	Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar and the functional currency is the Chinese Renminbi (“RMB”). All assets and liabilities are translated at exchange rates at the balance sheet date, revenue and expenses are translated at the average yearly exchange rates and equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of equity.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Exchange gains and losses are recognized in the statements of operations.

The exchange rates utilized as follows:

	H1 2022	H12021
Year-end RMB exchange rate	6.6994	6.4586
Average annual RMB exchange rate	6.5108	6.4719

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(n)	Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of the RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. 100% of the Company’s cash and cash equivalents are in RMB as of June 30, 2022 and 2021, respectively.

(o)	Fair Value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when valuing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

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(p)	Fair Value of financial instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, other receivables, amount due to related parties and accounts payable. The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, amount due to related parties and accounts payable approximate their fair values due to the short-term maturities of these instruments.

(q)	Income Taxes

Income tax expense consists of current and deferred taxation and is recognized in profit or loss except to the extent that it relates to items recognized directly in other comprehensive income or equity, in which case it is recognized directly in other comprehensive income or equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous periods.

The Company accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities, net of operating loss carry forwards and credits, by applying enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the statements of operations in the period of change.

The Company accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Company believes that it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses. The Company did not record uncertain tax positions as of June 30, 2022 and December 31, 2021as the amounts were immaterial.

(r)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of comprehensive income.

(s)	Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivables and other receivables.

As of June 30, 2022, substantially all of the Company’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality.

Accounts Receivable represent tuition fees of ZDH and the planning service fees of HHMT and SJMC due from customers that typically are collected within a short period of time. Other receivables mainly represent short-term loans to other companies with interest charged, rental and utilities deposit. Management believes it has no significant risk related to its concentration within its accounts receivable.

The Company did not have any customers that accounted for 10% or more of the Company’s net revenues for the six months ended June 30, 2022 or 2021.

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(t)	Impact of Covid-19

Due to recurrences of coronavirus in China in 2022, revenues fell by 43% compared to 2021. Beginning in January 2020, the emergence and wide spread of COVID-19 has resulted in quarantines, travel restrictions and the temporary closure of businesses in China and elsewhere. Since late July 2021, there was a resurgence of the Delta variant of COVID-19 in several provinces across China and the Omicron variant of COVID-19 was detected and is rapidly increasing the proportion of COVID-19 cases it is causing. Consequently, the COVID-19 outbreak and its continuous resurgences together with governmental shutdowns have significantly affected our business operations, financial condition and operating results.

(u)	Share Capital

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

(v)	Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after January 1, 2023, including interim periods within those fiscal years. All entities may adopt the amendments in this Accounting Standards Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

The Company reviews new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on the Company’s financial statements.

3.	LEASEHOLD IMPROVEMENT AND EQUIPMENT, NET

	June 30, 2022	December 31,2021
Furniture and education equipment	$35,254	$22,731
Computer equipment and software	55,289	72,718
Leasehold improvements	75,424	79,511
	$165,967	$174,960
Less: accumulated depreciation	(148,147)	(144,563)
	$17,820	$30,397

Depreciation expense for the six months ended June 30, 2022 and 2021 was $11,334 and $26,014, respectively. The Company did not record any long-lived asset impairment losses during the six months ended June 30, 2022 and the year ended December 31, 2021.

4.	ACCOUNTS RECEIVABLE

The accounts receivable and allowance balances at June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
Accounts receivable	$387,626	$357,233
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$387,626	$357,233

No allowance for doubtful accounts was made during the six months ended June 30, 2022 and the year ended December 31, 2021.

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5.	OTHER RECEIVABLES

Other receivables mainly consist of a short-term loan to a third party, Dongguan Anxiang Technology Co., Ltd. and rental and utilities deposits paid for the Guangzhou and Liaoning office which are fully refundable.

6.	ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

	June 30, 2022	December 31, 2021
Accounts payable (a)	$100,489	$96,154
Accrued payroll and welfare payable	56,826	50,949
VAT and other taxes payable	3,027	2,895
Others (b)	158,655	78,644
	$318,997	$228,642

(a)	Accounts payable primarily include supplier’s service charges to HHMT and SJMC .
(b)	Others primarily includes office rental and property management fees payable by ZDH’s subsidiaries.

7.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and the Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of its shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of its shares, nor will gains derived from the disposal of its shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in the Cayman Islands has been made as the Company had no taxable income for the six months ended June 30, 2022 and 2021.

Seychelles

HGSL and HGCL are tax-exempted companies incorporated in Seychelles. Under the current laws of Seychelles, the Company and HGCL are not subject to income, corporate or capital gains tax, and Seychelles currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Seychelles on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Seychelles income or corporation tax. No provision for income taxes in Seychelles has been made as the Company and HGCL had no taxable income for the six months ended June 30, 2022 and 2021.

Hong Kong

HGHK is incorporated in Hong Kong and is subject to an income tax rate of 16.5% for taxable income generated from operations in Hong Kong. No provision for income taxes in Hong Kong has been made as HGHK had no taxable income for the six months ended June 30, 2022 and 2021.

PRC

The Company’s PRC subsidiaries are subject to a 25% standard enterprise income tax except for those deemed as profit method enterprises or qualified for small-scale enterprises, or granted preferential tax treatment.

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ZDSE, HHMT and SJMC enjoyed a preferential tax rate of 2.5% for the six months ended June 30, 2022 and 10% for the year ended December 31, 2021.

No provision for income taxes has been made for our other subsidiaries in the PRC.

Income tax expense (benefit)

	For the six months ended June 30,
	2022	2021

Current tax expense (benefit)	$1,370	$3,229
Deferred tax (benefit) expense	-	-
	$1,370	$3,229

Income taxes of ZDSE, HHMT, SJMC and JEMT are accrued at the tax rate of 2.5%. The deferred income tax assets of ZDSE are calculated according to the preferential tax rate of 5% for the six months ended June 30, 2022.

	For the six months ended June 30,
	2022	2021

Loss before tax	$(313,789)	$(187,930)
Tax (credit) calculated at statutory tax rate (25%)	(78,447)	(46,983)
Valuation allowance	79,817	50,212
	$1,370	$3,229

The Company’s other subsidiaries have not recognized deferred income tax assets as of June 30, 2022 and December 31, 2021.

8.	LOSS ON DISPOSAL OF A SUBSIDIARY

In June 2021, ZDSE sold 100% of the equity interest in Shenzhen Zhengxinhui Education Technology Co., Ltd. (“Zhengxinhui”) to Xuyao (an unrelated third party) for a cash consideration of US$310. As of the disposal date, Zhengxinhui had net assets $42,656. The disposal loss recognized by the Group was US$42,346 and was recorded in the consolidated statements of operations for the six months ended June 30, 2021.

Financial position of Zhengxinhui	June 28, 2021, date of disposal
Current assets	$3
Non current assets	$42,653
Net assets	$42,656
Cash consideration	$310
Loss on disposal	$42,346

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9.	LEASES

The adoption of the new lease guidance did not have a material impact on the Company’s results of operations or liquidity but resulted in the recognition of operating lease liabilities and operating lease right-of-use assets on its balance sheets. Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company leases various training centers in the PRC. Rent expense for the six months ended June 30, 2022 was $186,875. The Company has two operating leases with lease terms of more than one year, which are classified as operating leases. The longest lease term expires in September 2025. There are no residual value guarantees and no restrictions or covenants imposed by the lease. The Company has $653,603 of right-of-use assets, $204,017 in current operating lease liabilities and $449,586 in non-current operating lease liabilities as of June 30, 2022.

Significant assumptions and judgments made as part of the adoption of this new lease standard include determining: (i) whether a contract contains a lease, (ii) whether a contract involves an identified asset, and (iii) which party to the contract directs the use of the asset. The discount rates used to calculate the present value of lease payments were determined based on hypothetical borrowing rates available to the Company over terms similar to the lease terms.

The Company’s future minimum payments under long-term non-cancelable operating leases are as follows:

	As of June 30, 2022	As of December 31, 2021
Within 1 year	230,687	249,384
After 1 year but within 5 years	471,843	311,561
Total lease payments	702,530	560,945
Less: imputed interest	(48,927)	(107,237)
Total lease obligations	653,603	453,708
Less: current obligations	(204,017)	(162,178)
Long-term lease obligations	449,586	291,530

Other information:

	For the six months ended
	June 30, 2022	June 30, 2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating lease	113,152	160,857
Right-of-use assets obtained in exchange for operating lease liabilities	651,279	608,147
Remaining lease term for operating leases (years)	2.75 to 3.25	0.75 to 4.25
Weighted average discounted rate for operating leases	4.75%	4.75%

10.	RELATED PARTY TRANSACTIONS

(a) The Company had the following balances due to related parties:

	Relationship	June 30, 2022	December 31, 2021
Junze Zhang	Shareholder and director of the Company	$840,246	$667,787
Xinwen Yang	Director of the SDYL	4,968	-
Qing Zuo	Chairman of the Board of ZDSE since December 20, 2018	6,555	6,750
Total		$851,769	$674,537

The balances represent cash advances from related parties.

The balances with related parties are unsecured, non-interest bearing and repayable on demand.

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(b)	Transactions

	For the six months ended June 30,
	2022	2021
Cash advance from related parties
Qing Zuo	$-	$15,451
Junze Zhang	180,151	95,608
Xinwen Yang	4,968	-
	$185,119	$111,059

11.	RESERVES

(a)	Legal reserve

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the six months ended June 30, 2022 and 2021, the Company did not accrue any legal reserve.

(b)	Currency translation reserve

The currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company’s reporting currency.

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